Securus Technologies, Inc.

14651 Dallas Parkway, Suite 600

Dallas, Texas 75254

July 3, 2008

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, DC 20549

Attention: Kathryn Jacobson

Re:	Securus Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed on March 31, 2008

Form 10-Q for the Three-Month Period Ended March 31, 2008

Filed May 15, 2008

File No. 333-124962

Ladies and Gentlemen:

This letter is being submitted in response to comments contained in the letter dated June 24, 2008 from Larry Spirgel of the Staff of the Securities and Exchange Commission to Keith Kelson, Securus Technologies Inc.’s (the “Company”) then Chief Financial Officer.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SECURUS TECHNOLOGIES, INC.

By:	/s/ WILLIAM D. MARKERT
Name:	William D. Markert
Title:	Chief Financial Officer

MIAMI 786652 v1 (2K)